Exhibit 99.1

VIA optronics AG Signs Design and Development Contract with Immervision Inc. for VIA´s Next Generation Automotive Camera

Exterior automotive cameras for E-Mirror or surround view applications

Nuremberg, Germany: February 08, 2024 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced the signing of a contract for the design and development of a new automotive camera with Immervision Inc. (“Immervision”), a specialist in the design of advanced vision systems.

VIA will work with Immervision to develop a specialized lens technology to customize and produce exterior automotive cameras which can be brought to market quickly while reducing non-recurring engineering costs. The new technology for the next generation cameras will enhance VIA´s camera portfolio and meet growing customer demand for a variety of field of views (FOVs). The Company expects these next generation cameras to be used most frequently with e-mirror and surround view applications.

Roland Chochoiek, CEO of VIA, commented, “We are happy to win Immervision as partner for this project and look forward to working together. Our camera design and development team will leverage Immervision’s expertise to accelerate innovation of our products and broaden product offerings to our customers. This development is an important step towards expanding our presence in the automotive camera market.”

Michel van Maercke, CEO of Immervision remarked, “The Immervision team is excited to work with VIA and assist in the development of its next generation of cameras. We view our immense expertise across wide-angle and other optical engineering fields to be immediately applicable to VIA’s products.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

About Immervision:

With over 20 years of innovation, Immervision creates solutions that see beyond human vision. Its Deep Seeing technology and renowned experts in wide-angle vision systems, optical design and image processing enable smart devices with superhuman eyes to capture high quality visual and contextual data. The company invents, customizes, and licenses wide-angle camera solutions and imaging software technology for AI, machine vision and user applications, from capture to display, in the mobile, automotive, robotics, security, and other industrial and consumer product industries. For more information: www.immervision.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; expectations regarding strategic cooperation and other collaborations; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations

Sam Gibbons or Griffin Morris

Alpha IR Group

Phone: +1 312-445-2870

VIAO@alpha-ir.com

Media Contact

Alexandra Müller-Plötz

Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com